Exhibit 21

SELLAS Life Sciences Group, Inc.

The following is a list of subsidiaries of the Company as of December 31, 2017, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

SUBSIDIARY (Name under which subsidiary does business)	STATE OF OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
SELLAS Life Sciences Group LTD	Bermuda
Mills Pharmaceuticals, LLC	Delaware
Apthera, Inc.	Delaware